PACS Group, Inc.
262 N. University Ave.
Farmington, Utah 84025
April 8, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:	Jeanne Bennett
Li Xiao
Juan Grana
Abby Adams

Re:	PACS Group, Inc.
Registration Statement on Form S-1, as amended (File No. 333-277893)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, PACS Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-277893) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 10, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

PACS Group, Inc.

By:	/s/ Jason Murray
Name:	Jason Murray
Title:	Chief Executive Officer

cc:	John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP
[Signature Page to Acceleration Request]